# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grown Rogue International Inc., CIK 0001463000
CUSIP: 39986R106
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 550 AIRPORT ROAD, MEDFORD, Oregon (OR), 97504
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001062993-23-000896
Filed by CIK 0001961099

## Reporting persons
- Strickler Jesse: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 36,664,749; shared voting power 1,000,000; sole dispositive power 36,664,749; shared dispositive power 1,000,000; aggregate amount beneficially owned 37,664,749 (16.7% of the class)
  Comment: Rows 5, 6, 7, 8, and 9 include: (i) 34,231,416 shares of the Issuer's common stock ("Common Stock") held directly by Mr. Strickler, (ii) 2,433,333 shares of Common Stock underlying stock options that are currently exercisable within 60 days of December 31, 2024, held directly by Mr. Strickler, (iii) 500,000 shares of Common Stock held directly by the spouse of Mr. Strickler, and (iv) 500,000 shares of Common Stock underlying stock options that are currently exercisable within 60 days of December 31, 2024 held by the spouse of Mr. Strickler.
  
  Row 11 is calculated based on (i) 222,446,113 shares of the Issuer's Common Stock outstanding as of December 31, 2024, as set forth in the Issuer's Annual Report on Form 20-F filed on April 30, 2025, together with the shares of Common Stock underlying stock options held directly by Mr. Strickler and held by the spouse of Mr. Strickler, that are currently exercisable within 60 days of December 31, 2024.

## Item 1. Issuer
Name of issuer: Grown Rogue International Inc.
Address of issuer's principal executive offices: 550 AIRPORT ROAD, MEDFORD, OREGON, 97504.

## Item 2. Person Filing
Name of person filing: The person filing this Schedule 13G/A is Jesse Strickler ("Mr. Strickler")
Address of principal business office or, if none, residence: 2802 Oakridge Avenue, Central Point, OR 97502
Citizenship: Mr. Strickler is a citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 37,664,749
Percent of class: 16.7
Sole power to vote or to direct the vote: 36,664,749
Shared power to vote or to direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 36,664,749
Shared power to dispose or to direct the disposition: 1,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Strickler Jesse: Jesse Strickler, Jesse Strickler (04/15/2026)